UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION

OF A FOREIGN PRIVATE

ISSUER’S TERMINATION

OF

REGISTRATION OF A

CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION

OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a)

OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-16429
ABB Ltd.
(Exact name of registrant as specified in its charter)
Affolternstrasse 44,

CH-8050, Zurich, Switzerland

Telephone: +41-43-317-7111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares, each representing one Registered Share
3.8% Notes due 2028

4.375% Notes due 2042

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the
Securities Exchange Act of 1934:
Rule 12h-6(a)
☒
(for equity securities)
Rule 12h-6(d)
⬜
(for successor registrants)
Rule 12h-6(c)
☒
(for debt securities)
Rule 12h-6(i)
⬜
(for prior Form 15 filers)

PART

I
Item 1. Exchange Act Reporting History
A
.

ABB Ltd. (the “Company”) first incurred the duty to file reports under Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on April 3, 2001, when it filed a registration statement on Form 20-F with the Securities and Exchange Commission (“SEC”).
On May 12, 2023, the Company filed a Form 25 with the SEC in connection with its delisting from the New
York

Stock Exchange (the “NYSE”) of the American Depositary Shares, each representing one registered share, par value CHF 0.12, of the Company (“ADSs”). The Form 25 became effective 10 days after its filing, on May 23, 2023, and terminated the NYSE listing of the ADSs and the Company’s

Section 12(b) reporting
obligation.

B.

The Company has filed or submitted all reports required under Section 13(a) or Section
15(d) of the Exchange Act and corresponding SEC rules for the 12-month period preceding the filing of this
Form 15F. The Company

has filed at least one annual report on Form 20-F under Section 13(a).
Item 2. Recent United States Market Activity
The Company last sold securities in the United States in a registered offering under the Securities
Act of 1933, as amended (the “Securities Act”), on March 26, 2018, when it sold, pursuant to a registration statement on Form F-3, 2.8% Notes due 2020, 3.375% Notes due 2023 and 3.8% Notes due 2028 through its wholly owned finance subsidiary, ABB Finance (USA) Inc.

(“Finance Sub”), which were fully and
unconditionally guaranteed by the Company.
Item 3. Foreign Listing and Primary Trading

Market
A.

The Company’s registered shares are listed on the SIX Swiss Exchange,

located in
Switzerland, and the NASDAQ OMX Stockholm Exchange, located in Sweden, which constitute the primary trading market for such shares. The debt securities that are the subject of this Form 15F (“the Notes”) are not listed on any exchange.
B.

The Company’s registered shares were first listed on the SIX Swiss Exchange on June 28,
1999, and on the NASDAQ OMX Stockholm Exchange on June 22, 1999. The Company has maintained the listings of its registered shares on such exchanges since such dates, which are more than 12 months preceding the filing of this Form 15F.
C.

During the 12-month period beginning June 1, 2023, and ending May 31, 2024, 50.8% and
7.3% of trading in the Company’s registered shares occurred in,

on or through the facilities of the SIX Swiss
Exchange and the NASDAQ OMX Stockholm Exchange, respectively.
Item 4. Comparative Trading

Volume

Data
A.

The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on June 1,
2023, and ended on May 31, 2024 (both inclusive) (the “Applicable Period”).
B.

The average daily trading volume (“ADTV”) of the ADSs in the United States (in terms of the underlying number of registered shares) for the Applicable Period was 255,435 shares. The ADTV of the registered shares of the Company on a worldwide basis for the Applicable Period was 10,494,707 shares.
The ADTV of the ADSs in the United States (in terms of the underlying number of registered shares) for the
Applicable Period was 2.4% of the ADTV of the registered shares of the Company worldwide for the
Applicable Period.
C.

The Company delisted the ADSs from the NYSE effective May 23, 2023. As of such date, the ADTV of the ADSs in the United States (in terms of the underlying number of registered shares) was
13.5% of the ADTV of the registered shares of the Company worldwide.

D.

The Company converted its ADS program from a sponsored Level II program into a sponsored Level I program on May 23, 2023. As of such date, the ADTV of the ADSs in the United States
(in terms of the underlying number of registered shares) was 13.5% of the ADTV of the registered shares of the Company worldwide.
E.

The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is Bloomberg L.P.
Item 5. Alternative Record Holder Information
Not applicable.
Item 6. Debt Securities
As of May 31, 2024, a date within 120 days prior to the filing of this Form 15F,

the number of
record holders of the Notes worldwide are set forth below.

The Notes are issued by Finance Sub and are fully
and unconditionally guaranteed by the Company.
Series of Debt Securities
Number of
Record Holders
Worldwide
US$383,000,000

3.8% Notes due 2028
31
US$609,000,000

4.375% Notes due 2042
28
The number of record holders of the Notes on a worldwide basis was determined on the basis of the records of the Depository Trust Company as of May 31, 2024.
Item 7. Notice Requirement
A.

Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act by means of a press release issued on
June 10, 2024.
B.

The press release described above was disseminated by EQS Disclosure/Newswire, the service the Company typically uses to publish its press releases in the United States, which disseminated the release to major newswire services in the United States. Additionally,

the press release was published on the
Company’s Internet website. A copy of the press release is also attached as Exhibit 1.1 to this Form 15F.
Item 8. Prior Form 15 Filers
Not applicable.
PART

II
Item 9. Rule 12g3-2(b) Exemption
The Company will publish information required under Rule 12g3-2(b)(1)(iii) on its Internet website at www.abb.com.
PART

III
Item 10. Exhibits
1.1
Press release dated June 10, 2024
.

Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2)

Its subject class of securities was held of record by 300 or more United States residents or
300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under
Rule 12h-6.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, ABB Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.

In so doing, ABB Ltd. certifies
that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section
13(a) or Section 15(d) of the Exchange Act, or both.
Date: June 10, 2024
ABB LTD
By: /s/ Timo Ihamuotila
Name: Timo Ihamuotila
Title: Chief Financial Officer
By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Chief Counsel Corporate & Finance